Exhibit 21.1

SUBSIDIARIES

	Subsidiary	Jurisdiction of Incorporation

1	Sage Securities Corporation	Massachusetts
2	Sage (Bermuda) Ltd.	Bermuda
3	Sage Therapeutics Limited	England and Wales
4	Sage Therapeutics GmbH	Switzerland
5	Sage Therapeutics GmbH	Germany
6	Sage Therapeutics, Inc.	Canada